CUSIP 858155 20 3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    5)*

Steelcase Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

858155 20 3

(CUSIP Number)

Sheila C. Dayton, Steelcase Inc., 901 - 44th Street S.E.,
Grand Rapids, MI 49508, (616) 246-9467

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 858155 20 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Robert C. Pew II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☐

     (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

U.S.

	7.	Sole Voting Power
Number of		3,555,390

Shares	8.	Shared Voting Power
		8,834,284
Beneficially

Owned by Each	9.	Sole Dispositive Power
		17,835
Reporting

Person	10.	Shared Dispositive Power
		12,371,839
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,389,674

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☒

13.	Percent of Class Represented by Amount in Row (11)

18.2%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 858155 20 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Mary I. Pew

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☐

     (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

U.S.

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		40,000
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		3,577,555
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,577,555

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

6.0%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP 858155 20 3

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is Class A Common Stock (“Class A Common Stock”), of Steelcase Inc., a Michigan corporation (the “Company”). The address of the Company’s principal executive offices is 901 — 44th Street S.E., Grand Rapids, Michigan 49508.

Item 2. Identity and Background.

     This statement is being filed by Robert C. Pew II and Mary I. Pew. The business address of Mr. and Mrs. Pew is 901 — 44th Street S.E., Grand Rapids, Michigan 49508. Mr. and Mrs. Pew are retired. Neither Mr. nor Mrs. Pew has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Mr. nor Mrs. Pew has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. and Mrs. Pew are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     This statement is being filed to report the disposition of securities by Mr. and Mrs. Pew on December 8, 2004 of 1,917,857 shares and 5,905,842 shares, respectively, of Class B Common Stock of the Company. The shares were transferred to the Robert C. Pew Intangibles Trust and the Mary I. Pew Intangibles Trust, respectively, without payment of consideration.

Item 4. Purpose of Transaction.

     The purpose of the transaction was estate planning. Mr. and Mrs. Pew do not have any current plans or proposals for (i) the acquisition by any person of additional securities in the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (v) any material change in the Company’s present capitalization or dividend policy, (vi) any other material change in the Company’s business or corporate structure, (vii) any changes in the Company’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above.

CUSIP 858155 20 3

Item 5. Interest in Securities of the Issuer.

(a)	Number of shares of Class A Common Stock beneficially owned by Mr. Pew:

12,389,674

Percentage of Class A Common Stock beneficially owned by Mr. Pew: 18.2%

Number of shares of Class A Common Stock beneficially owned by Mrs. Pew:

3,577,555

Percentage of Class A Common Stock beneficially owned by Mrs. Pew: 6.0%

(b)	Number of shares of Class A Common Stock as to which Mr. Pew has the:

Sole power to vote or to direct the vote: 3,555,390
Shared power to vote or to direct the vote: 8,834,284
Sole power to dispose or to direct the disposition: 17,835
Shared power to dispose or to direct the disposition: 12,371,839

Number of shares of Class A Common Stock as to which Mrs. Pew has the:

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 40,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,577,555

     The number of shares reported above for Mr. Pew includes (i) 12,330,969 shares of Class B Common Stock of the Company which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder and (ii) 58,705 shares of Class A Common Stock, 17,835 which are subject to issuance pursuant to options which are exercisable within 60 days of December 8, 2004. The number of shares reported above for Mrs. Pew includes 3,536,685 shares of Class B Common Stock of the Company which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. If shares of Class B Common Stock are transferred to any person other than a “Permitted Transferee” (as defined in the Company’s Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Company have the same attributes as shares of Class A Common Stock of the Company except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

     If all the outstanding shares of Class B Common Stock of the Company were converted into shares of Class A Common Stock, Mr. Pew would be deemed to be the beneficial owner of

CUSIP 858155 20 3

8.4% of the Class A Common Stock, and Mrs. Pew would be deemed to be the beneficial owner of 2.4% of the Class A Common Stock.

     The shares reported in this Item 5 for Mr. Pew exclude 210,000 shares of Class A Common Stock held by the Mary and Robert Pew Education Fund of which Mr. Pew serves as one of seven trustees, of which shares Mr. Pew disclaims beneficial ownership.

     (c) The following transactions involving Class A Common Stock were effected by Mr. or Mrs. Pew within the sixty days prior to the date of this Schedule 13D: (i) On November 18, 2004, a trust for the benefit of Mr. Pew, which Mr. Pew can revoke within 60 days and of which Mrs. Pew serves as a co-trustee, converted 40,000 shares of Class B Common Stock into 40,000 shares of Class A Common Stock, and (ii) on November 22, 2004, the same trust disposed of 40,000 shares of Class A Common Stock in a gift transaction.

     (d) Of the shares reported in this Item 5 for Mr. Pew, (i) 3,537,555 shares are held by a trust for the benefit of William W. Idema, which shares Mr. Pew has the sole power to vote and of which William W. Idema and Mrs. Pew share the power to dispose, (ii) 2,931,428 shares are held by trusts for the benefit of Kate Pew Wolters, of which trusts Mr. Pew and Fifth Third Bank serve as co-trustees, (iii) 2,931,428 shares are held by trusts for the benefit of Robert C. Pew III, of which trusts Mr. Pew and Fifth Third Bank serve as co-trustees, (iv) 2,931,428 shares are held by trusts for the benefit of John E. Pew, of which trusts Mr. Pew and Fifth Third Bank serve as co-trustees and (v) 40,000 shares are held by the Progressive Education Foundation, of which Mrs. Pew is President and Mr. Pew is Secretary and Treasurer.

     Of the shares reported in this Item 5 for Mrs. Pew, (i) 3,537,555 shares are held by a trust for the benefit of William W. Idema, which shares Mr. Pew has the sole power to vote and of which William W. Idema and Mrs. Pew share the power to dispose, and (ii) 40,000 shares are held by the Progressive Education Foundation, of which Mrs. Pew is President and Mr. Pew is Secretary and Treasurer.

Item 6. Contracts, Arrangements, Understandings or Relationships with
               Respect to Securities of the Issuer.

     As described in Item 5(d) above, some of the shares beneficially owned by Mr. and Mrs. Pew are held by trusts.

Item 7. Material to be Filed as Exhibits.

     1. Agreement of Joint Filing between Robert C. Pew II and Mary I. Pew filed as an exhibit to the original filing of this Schedule 13D dated March 28, 2002, which is incorporated herein by reference.

     2. Power of Attorney of Mary I. Pew filed as an exhibit to Amendment No. 1 to this Schedule 13D dated December 4, 2002, which is incorporated herein by reference.

     3. Power of Attorney of Robert C. Pew II filed as an exhibit to Amendment No. 1 to this Schedule 13D dated December 4, 2002, which is incorporated herein by reference.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2004	/s/ Sheila C. Dayton
Robert C. Pew II
By: Sheila C. Dayton Attorney-in-Fact

Dated: December 15, 2004	/s/ Sheila C. Dayton
Mary I. Pew
By: Sheila C. Dayton Attorney-in-Fact